UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
[July 27, 2006]
Commission file number 1-14400
Metso Corporation

(Translation of registrant’s name into English)
Fabianinkatu 9 A,
P.O. Box 1220
FI-00101
Helsinki, Finland
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑     Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b):82-

SIGNATURES
Date [July 27, 2006]
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.
Name:

Olli Vaartimo	Aleksanteri Lebedeff
Executive Vice President and CFO	Senior Vice President,
Metso Corporation	General Counsel Metso Corporation

Metso’s Interim Review, January 1 - June 30, 2006
(Helsinki, Finland, July 27, 2006) — Metso Corporation (NYSE: MX; OMXH: MEO1V)
Metso’s strong performance continues
Highlights of the second quarter
— New orders worth EUR 1,390 million were received in April-June, i.e. 16 percent more than in the corresponding period last year (EUR 1,203 million in Q2/05).
— The order backlog grew by 33 percent from the end of June 2005 and was EUR 2,864 million at the end of June 2006 (EUR 2,157 million at June 30, 2005).
— Net sales increased by 14 percent and totaled EUR 1,170 million (EUR 1,028 million in Q2/05).
— Operating profit was EUR 116.4 million, i.e. 10.0 percent of net sales (EUR 83.3 million and 8.1% in Q2/05).
— Metso recognized a nonrecurring deferred tax asset of EUR 57 million in the income statement.
— Earnings per share were EUR 0.97 (EUR 0.49 in Q2/05).
— Net cash generated by operating activities was EUR 56 million (negative EUR 17 million in Q2/05).
— Return on capital employed (ROCE) was 21.7 percent (17.3% in Q2/05).
Metso’s market situation remained favorable during the second quarter, resulting in strong growth in orders received. “In the light of the continuing positive trend in all our business areas, we estimate that our organic growth alone will this year clearly exceed the set 10 percent growth target for net sales,” says Jorma Eloranta, President and CEO.
Eloranta is also very pleased with the solid profitability development. “Our strong focus on sales management together with the good market situation is bringing results. Furthermore, our cost structure has remained healthy thanks to our firm commitment to profit-enhancement and continuous productivity improvement throughout Metso.”
“Based on our strong order backlog and the favorable market outlook we expect that our good financial performance will continue also during the second half of the year, and our operating profit will clearly exceed the operating profit in 2005,” says Eloranta. “At the moment our main challenge is to ensure that our delivery capability, especially in Metso Minerals and Metso Automation, continues to meet the robust market demand.”

EUR million	Q2/06	Q2/05	Change %	Q1-Q2/06	Q1-Q2/05	Change %	2005

Net sales	1,170	1,028	14	2,248	1,922	17	4,221
Operating profit	116.4	83.3	40	211.8	138.0	53	335.0
% of net sales	10.0	8.1		9.4	7.2		7.9
Earnings per share from continuing operations, basic, EUR	0.97	0.37	162	1.44	0.63	129	1.57
Earnings per share from continuing and discontinued operations, basic, EUR	0.97	0.49	98	1.44	0.75	92	1.69

EUR million	Q2/06	Q2/05	Change %	Q1-Q2/06	Q1-Q2/06	Change %	2005

Orders received	1,390	1,203	16	2,827	2,292	23	4,745
Order backlog from continuing operations at end of period				2,864	2,157	33	2,350
Net cash generated by operating activities	56	(17)	—	225	106	112	164
Return on capital employed (ROCE), annualized, %				21.7	17.3		18.8
Equity to assets ratio at end of period, %				37.2	34.3		37.5
Gearing at end of period, %				24.2	25.8		22.4
Metso’s second-quarter 2006 review
Operating environment and demand for products in April-June
The market situation for Metso’s products and services continued to be favorable.
The market situation for Metso Paper’s products and services was overall satisfactory. Several major investment projects for new paper, board and pulp production lines were pending in Asia and South America. In Europe and North America there were fewer production line rebuilds than in the first quarter. Demand for aftermarket services and tissue machines remained good.
Demand for Metso Minerals’ crushing and screening equipment remained good around the world thanks to major ongoing infrastructure development projects. Despite fluctuations in metal prices, the demand for various ore raw materials continued to grow. This kept the demand for Metso Minerals’ mining equipment at an excellent level, especially in South America and the Pacific region. Demand for metal recycling equipment also continued to be excellent.
Demand for Metso Automation’s field systems was excellent. Demand for automation systems continued to be good in the energy, oil and gas industry, and satisfactory in the pulp and paper industry.
Orders received in April-June
Metso’s order intake continued to be strong in the second quarter of 2006. Compared with the second quarter of 2005, the order intake clearly improved in Metso Minerals, Metso Automation and Metso Ventures. Metso Paper’s orders were also at a good level.
The largest orders received in April-June included a papermaking line for Nippon Paper Industries in Japan, a paper machine for Anhui Shanying Paper Industry in China, a fiber line for ITC in India, and grinding mills and mining crushers for Boddington Gold Mine (BGM) in Australia.

Financial performance in April-June
Metso’s net sales continued to grow in the second quarter. The growth in net sales was mainly attributable to Metso Minerals. The net sales of Metso Paper and Metso Automation were at the same level as in the second quarter of 2005, but net sales are expected to increase in the second half-year thanks to the sharp increase in order backlog.
Metso’s profitability continued to develop favorably. The operating profit for the second quarter was clearly better than for the comparison quarter and the operating profit margin rose to 10 percent. Metso Minerals and Metso Paper improved their profitability the most. The second-quarter operating profit margin exceeded that of the comparison quarter in all business areas except Metso Ventures.
Metso’s second-quarter result after taxes was enhanced by the recognition of a nonrecurring deferred tax asset of EUR 57 million.
Metso’s January - June 2006 Interim Review
Orders received and order backlog
In January-June, the value of orders received by Metso rose by 23 percent from the comparison period (January-June 2005), and totaled EUR 2,827 million. The order intake grew in all business areas. The clearest increases were recorded in orders to Metso Paper’s Fiber Business Line, Metso Minerals’ Minerals Processing Business Line and Metso Automation’s Field Systems Business Line. Metso’s order backlog grew by 22 percent from the end of 2005 and stood at EUR 2,864 million at the end of June.
Orders received by business area

	Q1-Q2/06		Q1-Q2/05
		% of		% of
	EUR	orders	EUR	orders
	million	received	million	received

Metso Paper	1,023	36	918	39
Metso Minerals	1,301	45	963	41
Metso Automation	372	13	290	13
Metso Ventures	187	6	158	7
Intra-Metso orders received	(56)		(37)
Total	2,827	100	2,292	100
Orders received by market area

	Q1-Q2/06		Q1-Q2/05
		% of		% of
	EUR	orders	EUR	orders
	million	received	million	received

Europe	1,070	37	941	41
North America	609	22	481	21
South and Central America	318	11	255	11
Asia-Pacific	643	23	515	23
Rest of the world	187	7	100	4
Total	2,827	100	2,292	100

Net sales
Metso’s net sales rose by 17 percent in January-June from the comparison period and totaled EUR 2,248 million. The increase was due to the continuing good market situation and to strengthened competitiveness, and was attributable especially to Metso Minerals. Approximately three percentage points of the growth were attributable to the exchange rate translation effect. Aftermarket operations accounted for 38 percent (39% in Q1-Q2/05) of Metso’s net sales (excluding Metso Ventures).
Net sales by business area

	Q1-Q2/06		Q1-Q2/05
	EUR	% of net	EUR	% of net
	million	sales	million	sales

Metso Paper	823	36	796	40
Metso Minerals	1,032	45	764	39
Metso Automation	274	12	273	14
Metso Ventures	162	7	133	7
Intra-Metso net sales	(43)		(44)
Total	2,248	100	1,922	100
Net sales by market area

	Q1-Q2/06		Q1-Q2/05
	EUR	% of net	EUR	% of net
	million	sales	million	sales

Europe	939	42	887	46
North America	505	22	412	21
South and Central America	287	13	183	10
Asia-Pacific	404	18	341	18
Rest of the world	113	5	99	5
Total	2,248	100	1,922	100
Financial result
In January-June Metso’s operating profit was EUR 211.8 million, or 9.4 percent of net sales (EUR 138.0 million and 7.2% in Q1-Q2/05). Clear profitability improvement was mainly attributable to strong volume growth and continuous strict control of fixed costs. Improved gross margin levels were another contributing factor. Metso Minerals, in particular, boosted its profitability due to strong volume growth. Metso Paper’s profitability was primarily strengthened by improved financial performance of the Tissue Business Line. Metso Ventures’ profitability was improved by the growth of Valmet Automotive’s production volume.
Metso’s net financial expenses were EUR 18 million (EUR 24 million).
Metso’s profit from continuing operations before taxes was EUR 194 million (EUR 114 million).
In the review period, Metso recognized a nonrecurring deferred tax asset of EUR 57 million in the income statement with respect to its U.S. operations where Metso had unrecognized deferred tax losses. The recognition is based on the fact that Metso’s U.S. operations turned clearly profitable.

Excluding this nonrecurring deferred tax asset, Metso Corporation’s tax rate in 2006 is estimated to be about 24 percent.
The profit for the January-June period was EUR 204 million, corresponding to earnings per share of EUR 1.44.
Metso’s return on capital employed (ROCE) was 21.7 percent, and the return on equity (ROE) was 32.5 percent.
Cash flow and financing
Metso Corporation’s net cash generated by operating activities was EUR 225 million. EUR 2 million in net working capital was tied up during the first half-year. In the first quarter, net working capital was released in particular by advances received, whereas in the second quarter, as a result of volume growth, capital was tied up in project deliveries, inventories and receivables. Metso’s free cash flow was EUR 178 million (EUR 89 million).
Net interest-bearing liabilities totaled EUR 311 million at the end of June. Gearing (the ratio of net interest-bearing liabilities to shareholders’ equity) was 24.2 percent, while the equity to assets ratio was 37.2 percent. In April, Metso paid dividends for 2005 of EUR 198 million.
In April, Standard & Poor’s Ratings Services changed the outlook on Metso’s credit ratings from stable to positive. It confirmed Metso’s existing long-term BB+ corporate rating, the BB rating on bonds issued and the EMTN program, as well as the B rating on short-term credits.
Capital expenditure
Metso’s gross capital expenditure was EUR 57 million (EUR 47 million, including EUR 1 million in acquisitions). Capital expenditure was mainly related to the information systems, as well as expansions and maintenance of production facilities. It is estimated that gross capital expenditure, excluding acquisitions, for the whole year will be approximately EUR 110 million.
Acquisitions
Metso and Aker Kvaerner signed in April the final purchase agreement whereby Metso will acquire Aker Kvaerner’s Pulping and Power business. The closing will require relevant regulatory approvals. The acquisition was filed in the EU competition authorities in June. Metso estimates that the transaction will be finalized and the business transferred to its ownership during the second half of 2006.
Metso has started the integration planning within the limits set by competition regulations. The goal is to ensure smooth integration promptly after the relevant regulatory approvals have been received.
The agreed cash and interest-bearing debt-free acquisition price is approximately EUR 335 million. The final transaction value will be based on the balance sheet at the time of the closing. According to Metso’s preliminary estimates the annual cost-based synergies to be derived from the acquisition amount to EUR 15-20 million after the integration and the nonrecurring costs arising from the acquisition are less than EUR 10 million.

The acquisition price exceeds the book value of the acquired business by approximately EUR 380 million, of which about one-half will be allocated to intangible assets in accordance with the IFRS principles. The intangible assets will be annually amortized during their economic useful life, thereby reducing the operating result but having no cash flow effect. The rest will be goodwill and will not be amortized. Excluding the nonrecurring expenses, the acquisition is estimated to enhance Metso’s earnings per share from the closing.
Metso will pay the transaction price from its liquid assets. Due to the acquisition, Metso’s gearing will increase by less than 30 percentage points.
Aker Kvaerner’s Pulping and Power business employs about 2,000 people. In 2005 the net sales of the business totaled EUR 565 million and the operating profit after Aker Kvaerner’s corporate allocations was EUR 35 million.
In February, Metso Paper made an agreement to buy the entire share capital of Shanghai-Chenming Paper Machinery Co. Ltd, a Chinese manufacturer of paper machines. Closure of the transaction is subject to approval by the Chinese authorities. The company employs 630 people, and its net sales in 2005 amounted to approximately EUR 8 million.
Research and development
Metso’s research and development expenses totaled EUR 54 million (EUR 47 million), representing 2.4 percent of net sales.
In June, Metso Paper started the rebuild of its PM 2 pilot paper machine in Jyväskylä, Finland, covering a new press section, modernization of the dryer section and several other improvements throughout the whole process line. The project also introduces a new way of rebuilding a paper machine for high usability, reliability and productivity. The rebuilt machine, to be started up in September 2006, will have a maximum speed of 3,000 meters per minute.
In April Metso Minerals launched a new cone crusher model “HP4”. Due to its heavy-duty structure and increased power it can produce fine-grade aggregates in a single-crusher process that would normally call for two separate crushers in the third and/or fourth crushing stage. This translates into reduced maintenance costs and a more efficient total process.
Among Metso Automation’s significant new products was a Neles SwitchGuard, an intelligent controller for pneumatic on/off valves. Other product launches included a microwave technology-based solid content transmitter, the kajaaniTS, designed for total solids measurements in municipal wastewater treatment plants and for their sludge treatment processes.
Personnel
At the end of June Metso’s continuing operations employed 23,221 people of which approximately 300 were seasonal workers. In January-June, Metso employed an average of 22,601 people. The number of employees grew in all of Metso’s business areas.

Personnel by area

	June 31, 2006	Dec 31, 2005	Change %

Finland	8,969	8,340	8
Other Nordic countries	2,560	2,491	3
Other Europe	3,002	2,959	1
North America	3,598	3,526	2
South and Central America	2,196	2,070	6
Asia-Pacific	1,606	1,498	7
Rest of the world	1,290	1,294	0
Total personnel in continuing operations	23,221	22,178	5
Changes in the Metso Executive Team
Metso’s Executive Team and its members’ areas of responsibility will change as follows from August 1, 2006.
Risto Hautamäki will continue as President of Metso Paper, responsible for Metso Paper’s businesses excluding the Fiber business line.
Metso Paper’s Fiber business line will be integrated with Aker Kvaerner’s Pulping and Power units after the acquisition is closed. Bertel Langenskiöld, currently President of Metso Minerals, has been appointed to head the businesses and the integration planning, which began in June.
As of April 1, 2007, Langenskiöld will become President of Metso Paper and head of all Metso Paper’s businesses. Risto Hautamäki, who will retire at the beginning of 2008, will continue to work for Metso till the end of 2007 as Senior Executive, responsible for key account projects in the pulp and paper industry.
In financial reporting, the Fiber and Power businesses will be included in Metso Paper’s figures.
Matti Kähkönen has been appointed President of Metso Minerals. He is currently President of Metso Automation.
Pasi Laine has been appointed President of Metso Automation. He is currently President of Metso Automation’s Field Systems business line.
Vesa Kainu, President of Metso Ventures, and Olli Vaartimo, Executive Vice President of Metso, will continue in their current areas of responsibility.
All the persons above will be members of the Metso Executive Team and report to Jorma Eloranta, President and CEO of Metso and the chairman of the Metso Executive Team.
Decisions of the Annual General Meeting
On April 4, 2006 the Annual General Meeting of Metso Corporation approved the accounts for 2005 and discharged the members of the Board of Directors and the President and CEO from liability for the 2005 financial year. The Annual General Meeting approved the proposals of the Board of Directors concerning authorizations to resolve to repurchase and dispose of the Corporation’s own shares. The Annual General Meeting also authorized the Board to make decisions on increasing the share capital by issuing new shares, convertible bonds and/or stock options.
The Annual General Meeting decided to establish a Nomination Committee of the Annual General Meeting to prepare proposals for the following Annual General

Meeting in respect of the composition of the Board of Directors and the remuneration of directors. The Nomination Committee consists of representatives appointed by the four biggest shareholders along with the Chairman of the Board of Directors as an expert member.
Matti Kavetvuo was re-elected Chairman of the Board and Jaakko Rauramo, Chairman of the Board of SanomaWSOY Corporation, was re-elected Vice Chairman of the Board. Christer Gardell, Managing Partner of Cevian Capital, and Professor Yrjö Neuvo, Ph.D. (EE), were elected new members of the Board. The Board members re-elect were Svante Adde, Managing Director, Compass Advisers, London, Maija-Liisa Friman, President and CEO of Aspocomp Group Oyj, and Satu Huber, State Treasury, Director of Finance and Head of the Finance Division. The term of office of Board members lasts until the end of the next Annual General Meeting.
The Annual General Meeting decided that the annual remuneration for Board members be EUR 80,000 for the Chairman, EUR 50,000 for the Vice Chairman and the Chairman of the Audit Committee and EUR 40,000 for the members, and that the meeting fee including committee meetings be EUR 500 per meeting.
PricewaterhouseCoopers Oy, a firm of Authorized Public Accountants, was re-elected to act as the Auditor of the Corporation until the end of the next Annual General Meeting.
The Annual General Meeting decided to pay a dividend of EUR 1.40 per share for the financial year which ended on December 31, 2005. The dividend consisted of EUR 0.70 in line with Metso’s dividend policy, and an extra dividend of EUR 0.70. The dividend was paid on April 20, 2006, to the shareholders who had been entered as shareholders in the Corporation’s shareholder register maintained by the Finnish Central Securities Depository Ltd. by the dividend record date, April 7, 2006.
Share capital and market capitalization
At the end of June, Metso’s share capital was EUR 240,812,843.80 and the number of shares was 141,654,614, of which the Corporation held 60,841 shares in its treasury, i.e. 0.04 percent of the total shares and votes. The shares were acquired in 1999 for a total price of EUR 654,813. The average number of outstanding shares in January-June, excluding treasury shares, was 141,593,773.
On June 30, 2006 Metso’s market capitalization was EUR 4,017 million, excluding the shares held in the treasury.
Share ownership plan
Metso has established a share ownership plan for the 2006-2008 strategy period. Accordingly, Metso’s Board of Directors has decided to target the 2006 plan to 55 Metso managers, including the entire Metso Executive Team.
The potential reward will depend on the operating profit attained by Metso and its business areas in 2006. The incentives will consist of both shares and cash, with the cash component dedicated to cover taxes and tax-related payments. The 2006 share ownership plan will cover a maximum total of 120,000 Metso treasury shares, of which the Metso Executive Team can account for at most 24,400 shares. Payment of potential rewards will be decided during the first quarter of 2007.

Metso repurchases its own shares
Metso Corporation’s Annual General Meeting on April 4, 2006 authorized Metso Corporation’s Board of Directors to resolve to repurchase the Corporation’s own shares with its distributable funds provided that the combined nominal value of the shares thus acquired corresponds to no more than 5 percent of the Corporation’s total share capital at the moment of acquisition.
The authorization entitled the Board to repurchase the Corporation’s own shares among other things for use in the above mentioned share ownership plan. According to the authorization, the shares are to be acquired through public securities trading on the Helsinki Stock Exchange, at the share price prevailing on the day of acquisition.
Based on the authorization Metso Corporation’s Board of Directors decided on April 28, 2006 to repurchase at most 300,000 of its own shares on the Helsinki Stock Exchange for use in the above mentioned share ownership plan. The acquisition of the shares will reduce the parent company’s distributable funds, which are currently EUR 408 million. No shares had been repurchased by the publication date of the January-June 2006 Interim Review.
Metso Paper

EUR million	Q2/06	Q2/05	Change %	Q1-Q2/06	Q1-Q2/05	Change %	2005

Net sales	433	410	6	823	796	3	1,702
Operating profit	27.2	19.8	37	48.1	37.5	28	90.9
% of net sales	6.3	4.8		5.8	4.7		5.3
Orders received	527	564	(7)	1,023	918	11	1,993
Order backlog at end of period				1,453	1,082	34	1,267
Personnel at end of period				8,640	8,637	0	8,201
In January-June, Metso Paper’s net sales grew by 3 percent from the level of the comparison period (January-June 2005) and totaled EUR 823 million. The substantial order intake of the last quarter of 2005 and the first half of 2006 will mostly be reflected in net sales only in the second half of this year. Aftermarket operations accounted for 36 percent of net sales (34% in Q1-Q2/05). Measured in euros, the volume of aftermarket operations increased by 9 percent.
Metso Paper’s operating profit was EUR 48.1 million, or 5.8 percent of net sales. Profitability improved primarily due to the measures taken in previous years to streamline the cost structure, and was the most evident in the Tissue Business Line.
The value of orders received by Metso Paper increased by 11 percent on the comparison period and totaled EUR 1,023 million. Orders increased most at the Fiber and Tissue Business Lines. The major orders included a papermaking line for Nippon Paper Industries in Japan, a pulping line for Bahia Pulp in Brazil and a paper machine for Anhui Shanying Paper Industry in China. At the end of June the order backlog was EUR 1,453 million, which was 15 percent higher than at the end of 2005.

Metso Minerals

EUR million	Q2/06	Q2/05	Change %	Q1-Q2/06	Q1-Q2/05	Change %	2005

Net sales	534	426	25	1,032	764	35	1,735
Operating profit	70.8	40.2	76	130.7	71.4	83	177.6
% of net sales	13.3	9.4		12.7	9.3		10.2
Orders received	620	458	35	1,301	963	35	1,936
Order backlog at end of period				1,078	826	31	852
Personnel at end of period				8,847	8,331	6	8,521
In January-June, Metso Minerals’ net sales rose by 35 percent from the comparison period and totaled EUR 1,032 million. Delivery volumes grew in all business lines with the strongest growth in Minerals Processing and Crushing and Screening Business Lines. Metso Minerals’ aftermarket operations accounted for 43 percent of net sales (49% in Q1-Q2/05). The growth of project and equipment deliveries decreased the relative proportion of aftermarket operations. Measured in euros, the volume of aftermarket operations increased by 21 percent.
The operating profit of Metso Minerals totaled EUR 130.7 million, which was 12.7 percent of net sales. Profitability improved especially in the Crushing and Screening and the Minerals Processing Business Lines, due to strong volume growth and improved productivity.
The value of orders received by Metso Minerals increased by over one third on the comparison period and totaled EUR 1,301 million. The growth was the strongest in the Minerals Processing and the Crushing and Screening Business Lines. The largest orders in January-June were a grate kiln system received from LKAB in Sweden and grinding mills and mining crushers for Boddington Gold Mine (BGM) in Australia. The order backlog increased by 27 percent from the end of 2005 and was EUR 1,078 million at the end of June.
Metso Automation

EUR million	Q2/06	Q2/05	Change %	Q1-Q2/06	Q1-Q2/05	Change %	2005

Net sales	140	144	(3)	274	273	0	584
Operating profit	19.6	17.9	9	34.9	31.5	11	80.7
% of net sales	14.0	12.4		12.7	11.5		13.8
Orders received	181	145	25	372	290	28	580
Order backlog at end of period				272	199	37	179
Personnel at end of period				3,341	3,338	0	3,169
In January-June, Metso Automation’s net sales totaled EUR 274 million, the same level as in the comparison period. The substantial order intake of the first and second quarters of 2006 will mostly be reflected in net sales in the second half of the year. Aftermarket operations accounted for 23 percent of net sales (23% in Q1-Q2/05).
Metso Automation’s operating profit was EUR 34.9 million, or 12.7 percent of net sales. The profitability improved especially in the North America Business Unit.
The volume of Metso Automation’s new orders increased by 28 percent on the comparison period and totaled EUR 372 million. Growth came especially from the Field Systems Business Line and from the North America Business Unit. The largest orders of the January-June period included an order for the paper mill’s field system received from Myllykoski in the Czech Republic, an automation system order from UPM for Jämsänkoski, Finland, a valve order for a petrochemical plant under construction in Saudi Arabia and an automation system order from Copesu for an oil refinery in Brazil. The order backlog rose by 52 percent on the end of 2005 and was EUR 272 million at the end of June.
Metso Ventures

EUR million	Q2/06	Q2/05	Change %	Q1-Q2/06	Q1-Q2/05	Change %	2005

Net sales	84	71	18	162	133	22	284
Operating profit	2.5	7.8	(68)	8.2	6.6	24	10.8
% of net sales	3.0	11.0		5.1	5.0		3.8
Orders received	84	57	47	187	158	18	324
Number of cars produced	8,248	5,109		17,717	9,766		21,233
Order backlog at end of period				128	88	45	104
Personnel at end of period				2,054	1,774	16	1,993
In January-June, Metso Ventures’ net sales rose by 22 percent on the comparison period and totaled EUR 162 million, mainly due to Valmet Automotive’s increased delivery volumes.
Metso Ventures’ operating profit was EUR 8.2 million, or 5.1 percent of net sales. In particular the profitability of Valmet Automotive clearly improved while Metso Panelboard reported an operating loss.
The value of orders received by Metso Ventures increased by 18 percent and totaled EUR 187 million. The value of orders received rose especially in Valmet Automotive and Metso Panelboard. Metso Ventures’ order backlog rose by 23 percent from the end of 2005 and totaled EUR 128 million at the end of June.
Short-term outlook
No change has occurred in Metso’s market outlook during the first half-year. The favorable market situation is expected to continue in the civil engineering, mining and energy industries in 2006. The overall pulp and paper industry demand is expected to remain at least as satisfactory as in 2005.
Of Metso Paper’s products, the market outlook for new paper and board machines is the strongest in Asia. In Europe and in North America, demand for rebuilds is expected to level out. The markets for both new tissue machines and tissue machine rebuilds are expected to be good. The markets for new fiber lines are expected to remain brisk in South America and good in Asia.
The demand for Metso Minerals’ equipment related to aggregates production is expected to remain good in the construction and civil engineering sector, due to road network development projects and other infrastructure investments. The demand for mining industry and metal recycling equipment is expected to remain strong. The large mining companies are continuing to plan and implement extensive investments. In mining and aggregates production the trend is towards larger equipment and projects.

Metso Automation’s market situation is expected to remain good in the energy, oil and gas industry and satisfactory in the pulp and paper industry.
Based on the strong order backlog and the favorable market outlook, it is estimated that Metso’s good financial performance will continue also during the second half of the year, and the operating profit will clearly exceed the operating profit in 2005. Metso’s net sales are estimated to grow by clearly more than 10 percent in 2006.
The estimates concerning Metso’s net sales and operating profit do not include any changes resulting from acquisitions or divestitures.
Helsinki, July 27, 2006
Metso Corporation’s Board of Directors
The interim review is unaudited
CONSOLIDATED STATEMENTS OF INCOME

	4-6/	4-6/	1-6/	1-6/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Net sales	1,170	1,028	2,248	1,922	4,221
Cost of goods sold	(845)	(748)	(1,623)	(1,404)	(3,110)
Gross profit	325	280	625	518	1,111
Selling, general and administrative expenses	(216)	(200)	(422)	(389)	(794)
Other operating income and expenses, net	8	2	9	7	12
Share in profits of associated companies	0	0	0	1	1
Reversal of Finnish pension liability	—	1	—	1	5
Operating profit	117	83	212	138	335
% of net sales	10.0%	8.1%	9.4%	7.2%	7.9%
Financial income and expenses, net	(11)	(14)	(18)	(24)	(43)
Profit on continuing operations before tax	106	69	194	114	292
Income taxes on continuing operations	31	(16)	10	(27)	(72)
Profit on continuing operations	137	53	204	87	220
Profit (loss) on discontinued operations	—	16	—	17	17

	4-6/	4-6/	1-6/	1-6/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Profit (loss)	137	69	204	104	237

Profit (loss) attributable to minority interests	0	0	0	0	1
Profit (loss) attributable to equity shareholders	137	69	204	104	236
Profit (loss)	137	69	204	104	237

Earnings per share from continuing operations, EUR
Basic	0.97	0.37	1.44	0.63	1.57
Diluted	0.97	0.37	1.44	0.63	1.57

Earnings per share from discontinued operations, EUR
Basic	—	0.12	—	0.12	0.12
Diluted	—	0.12	—	0.12	0.12

Earnings per share from continuing and discontinued operations, EUR
Basic	0.97	0.49	1.44	0.75	1.69
Diluted	0.97	0.49	1.44	0.75	1.69
CONSOLIDATED BALANCE SHEETS
ASSETS

	June 30,	June 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR

Non-current assets
Intangible assets
Goodwill	492	495	498
Other intangible assets	100	91	99
	592	586	597
Property, plant and equipment
Land and water areas	58	61	58
Buildings and structures	208	223	220
Machinery and equipment	275	273	286
Assets under construction	25	27	17
	566	584	581

	June 30,	June 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR

Financial and other assets
Investments in associated companies	19	19	20
Available-for-sale equity investments	13	13	12
Loan and other interest bearing receivables	8	11	5
Available-for-sale financial assets	34	41	34
Deferred tax asset	212	165	163
Other non-current assets	47	13	39
	333	262	273

Total non-current assets	1,491	1,432	1,451

Current assets
Inventories	1,031	888	888

Receivables
Trade and other receivables	1,017	823	918
Cost and earnings of projects under construction in excess of advance billings	162	151	173
Loan and other interest bearing receivables	2	3	2
Available-for-sale financial assets	32	64	135
Tax receivables	15	25	14
	1,228	1,066	1,242

Cash and cash equivalents	382	374	323

Total current assets	2,641	2,328	2,453

Assets held for sale	—	—	—

TOTAL ASSETS	4,132	3,760	3,904
SHAREHOLDERS’ EQUITY AND LIABILITIES

	June 30,	June 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR

Equity
Share capital	241	241	241
Share premium reserve	76	77	76
Cumulative translation differences	(35)	(39)	(9)
Fair value and other reserves	440	419	424

	June 30,	June 30,	Dec 31,
	2006	2005	2005
(Millions)	EUR	EUR	EUR

Retained earnings	558	432	553
Equity attributable to shareholders	1,280	1,130	1,285

Minority interests	6	6	7

Total equity	1,286	1,136	1,292

Liabilities
Non-current liabilities
Long-term debt	583	747	593
Post employment benefit obligations	154	158	157
Deferred tax liability	22	14	20
Provisions	29	47	33
Other long-term liabilities	2	2	7
Total non-current liabilities	790	968	810

Current liabilities
Current portion of long-term debt	160	8	160
Short-term debt	26	31	35
Trade and other payables	973	959	925
Provisions	178	173	191
Advances received	434	327	312
Billings in excess of cost and earnings of projects under construction	242	125	146
Tax liabilities	43	33	33
Total current liabilities	2,056	1,656	1,802

Liabilities held for sale	—	—	—

Total liabilities	2,846	2,624	2,612

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,132	3,760	3,904

NET INTEREST BEARING LIABILITIES

Long-term interest bearing debt	583	747	593
Short-term interest bearing debt	186	39	195
Cash and cash equivalents	(382)	(374)	(323)
Other interest bearing assets	(76)	(119)	(176)
Total	311	293	289

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

	4-6/	4-6/	1-6/	1-6/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Cash flows from operating activities:
Profit (loss)	137	69	204	104	237
Adjustments to reconcile net profit (loss) to net cash provided by operating activities
Depreciation	26	23	52	49	102
Provisions / Efficiency improvement programs	(1)	(2)	(3)	(7)	(12)
Interests and dividend income	7	14	15	24	39
Income taxes	(31)	15	(10)	27	72
Other	2	(20)	3	(20)	(14)
Change in net working capital	(64)	(86)	(2)	(30)	(170)
Cash flows from operations	76	13	259	147	254
Interest paid and dividends received	(3)	(13)	(2)	(15)	(40)
Income taxes paid	(17)	(17)	(32)	(26)	(50)
Net cash provided by (used in) operating activities	56	(17)	225	106	164
Cash flows from investing activities:
Capital expenditures on fixed assets	(30)	(25)	(56)	(45)	(104)
Proceeds from sale of fixed assets	—	19	9	28	46
Business acquisitions, net of cash acquired	—	—	—	(1)	(14)
Proceeds from sale of businesses, net of cash sold	—	95	—	95	95
(Investments in) proceeds from sale of financial assets	70	(84)	103	(49)	(111)
Other	(3)	—	(2)	(1)	(2)
Net cash provided by (used in) investing activities	37	5	54	27	(90)
Cash flows from financing activities:
Share options exercised	—	72	—	72	72
Dividends paid	(198)	(48)	(198)	(48)	(48)
Net funding	(2)	(113)	(10)	(162)	(158)
Other	(1)	1	(6)	(2)	(2)
Net cash provided by (used in) financing activities	(201)	(88)	(214)	(140)	(136)
Net increase (decrease) in cash and cash equivalents	(108)	(100)	65	(7)	(62)
Effect from changes in exchange rates	(4)	6	(6)	9	13
Cash and cash equivalents at beginning of period	494	468	323	372	372
Cash and cash equivalents at end of period	382	374	382	374	323
Free cash flow

	4-6/	4-6/	1-6/	1-6/	1-12/
	2006	2005	2006	2005	2005
(Millions)	EUR	EUR	EUR	EUR	EUR

Net cash provided by operating activities	56	(17)	225	106	164
Capital expenditures on fixed assets	(30)	(25)	(56)	(45)	(104)
Proceeds from sale of fixed assets	—	19	9	28	46
Free cash flow	26	(23)	178	89	106
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

			Cumulative	Fair value		Equity
	Share	Share premium	translation	and other	Retained	attributable	Minority	Total
	capital	reserve	adjustments	reserves	earnings	to shareholders	interest	Equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Jan 1, 2005	232	14	(48)	435	364	997	5	1,002
Dividends	—	—	—	—	(48)	(48)	—	(48)
Share options exercised	9	63	—	—	—	72	—	72
Translation differences	—	—	23	—	—	23	—	23
Net investment hedge gains (losses)	—	—	(14)	—	—	(14)	—	(14)
Cash flow hedges, net of tax	—	—	—	(16)	—	(16)	—	(16)
Available-for-sale financial assets, net of tax	—	—	—	—	—	—	—	—
Other	—	—	—	—	12	12	1	13
Net profit for the period	—	—	—	—	104	104	0	104
Balance at June 30, 2005	241	77	(39)	419	432	1,130	6	1,136

			Cumulative	Fair value		Equity
	Share	Share premium	translation	and other	Retained	attributable	Minority	Total
	capital	reserve	adjustments	reserves	earnings	to shareholders	interest	Equity
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Balance at Dec 31, 2005	241	76	(9)	424	553	1,285	7	1,292
Dividends	—	—	—	—	(198)	(198)	—	(198)
Share options exercised	—	—	—	—	—	—	—	—
Translation differences	—	—	(43)	—	—	(43)	—	(43)
Net investment hedge gains (losses)	—	—	15	—	—	15	—	15
Cash flow hedges, net of tax	—	—	—	14	—	14	—	14
Available-for-sale financial assets, net of tax	—	—	—	1	—	1	—	1
Other	—	—	2	1	(1)	2	(1)	1
Net profit for the period	—	—	—	—	204	204	0	204
Balance at June 30, 2006	241	76	(35)	440	558	1,280	6	1,286
The distributable funds of Metso Corporation at June 30, 2006 consist of retained earnings (EUR 558 million) excluding accelerated depreciation and untaxed reserves (EUR 1 million), treasury stock (EUR 1 million) and negative translation differences (EUR 35 million), and other reserves (EUR 202 million), totaling EUR 723 million. At the end of the period Metso Corporation held a treasury stock of 60,841 shares.
ASSETS PLEDGED AND CONTINGENT LIABILITIES

	June 30, 2006	Dec 31, 2005
(Millions)	EUR	EUR
Mortgages on corporate debt	3	3
Other pledges and contingencies
Mortgages	2	2
Pledged assets	0	0
Guarantees on behalf of associated company
obligations	—	—
Other guarantees	5	5

Repurchase and other commitments	10	12
Lease commitments	124	125

Other guarantees include EUR 2 million guarantees given on behalf of sold businesses. The respective buyers have indemnified Metso and have committed themselves to release Metso from its guarantee obligations within agreed time periods.
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS

	June 30, 2006	Dec 31, 2005
(Millions)	EUR	EUR

Forward exchange rate contracts	981	1,159
Interest rate and currency swaps	1	2
Currency swaps	1	1
Interest rate swaps	183	183
Interest rate futures contracts	—	20
Option agreements
Bought	19	29
Sold	25	55
Electricity forward contracts 1)	493	354
1) Notional amount GWh
The notional amounts indicate the volumes in the use of derivatives, but do not indicate the exposure to risk.
KEY RATIOS

	1-6/2006	1-6/2005	1-12/2005

Earnings per share from continuing operations, EUR	1.44	0.63	1.57
Earnings per share from discontinued operations, EUR	—	0.12	0.12
Earnings per share from continuing and discontinued operations, EUR	1.44	0.75	1.69

Equity/share at end of period, EUR	9.04	7.98	9.08
Return on equity (ROE), % (annualized)	32.5	21.0	20.9
Return on capital employed (ROCE), % (annualized)	21.7	17.3	18.8

	1-6/2006	1-6/2005	1-12/2005

Equity to assets ratio at end of period, %	37.2	34.3	37.5
Gearing at end of period, %	24.2	25.8	22.4

Free cash flow	178	89	106
Free cash flow/share	1.25	0.65	0.76

Gross capital expenditure of continuing operations (excl. business acquisitions)	57	46	107
Business acquisitions, net of cash acquired	0	1	14
Depreciation and amortization of continuing operations	52	49	102

Number of outstanding shares at end of period (thousands)	141,594	141,594	141,594
Average number of shares (thousands)	141,594	137,653	139,639
Average number of diluted shares (thousands)	141,643	137,667	139,665
EXCHANGE RATES USED

	1-6/	1-6/	1-12/	June 30,	June 30,	Dec 31,
	2006	2005	2005	2006	2005	2005

USD (US dollar)	1.2369	1.2855	1.2448	1.2713	1.2092	1.1797
SEK (Swedish krona)	9.3237	9.1407	9.2801	9.2385	9.4259	9.3885
GBP (Pound sterling)	0.6888	0.6861	0.6839	0.6921	0.6742	0.6853
CAD (Canadian dollar)	1.3970	1.5883	1.5097	1.4132	1.4900	1.3725
BRL (Brazilian real)	2.6983	3.2912	3.0459	2.7479	2.8385	2.7446
BY BUSINESS AREA INFORMATION
NET SALES BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	433	410	823	796	1,729	1,702
Metso Minerals	534	426	1,032	764	2,003	1,735
Metso Automation	140	144	274	273	585	584

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Ventures	84	71	162	133	313	284
Intra Metso net sales	(21)	(23)	(43)	(44)	(83)	(84)
Metso total	1,170	1,028	2,248	1,922	4,547	4,221
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	1.7	(2.7)	2.1	(2.9)	0.4	(4.6)
Metso Minerals	3.1	(2.4)	5.3	1.9	10.1	6.7
Metso Automation	0.1	(0.7)	0.3	(0.8)	0.2	(0.9)
Metso Ventures	0.1	3.5	0.7	3.6	0.5	3.4
Corporate office and other	2.9	4.0	1.1	5.1	3.4	7.4
Metso total	7.9	1.7	9.5	6.9	14.6	12.0
SHARE IN PROFITS OF ASSOCIATED COMPANIES BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	0.3	0.7	0.6	1.5	1.4	2.3
Metso Minerals	0.1	0.0	0.1	0.0	0.3	0.2
Metso Automation	0.1	0.2	0.3	0.3	0.5	0.5
Metso Ventures	(0.3)	(0.6)	(0.9)	(1.0)	(1.6)	(1.7)
Corporate office and other	0.0	0.0	0.0	0.0	0.0	0.0
Metso total	0.2	0.3	0.1	0.8	0.6	1.3

REVERSAL OF FINNISH PENSION LIABILITY (TEL) BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	—	0.4	—	0.8	2.4	3.2
Metso Minerals	—	0.0	—	0.1	0.3	0.4
Metso Automation	—	0.2	—	0.3	0.5	0.8
Metso Ventures	—	0.1	—	0.2	0.4	0.6
Corporate office and other	—	0.0	—	0.0	0.1	0.1
Metso total	—	0.7	—	1.4	3.7	5.1
OPERATING PROFIT (LOSS) BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	27.2	19.8	48.1	37.5	101.5	90.9
Metso Minerals	70.8	40.2	130.7	71.4	236.9	177.6
Metso Automation	19.6	17.9	34.9	31.5	84.1	80.7
Metso Ventures	2.5	7.8	8.2	6.6	12.4	10.8
Corporate office and other	(3.7)	(2.4)	(10.1)	(9.0)	(26.1)	(25.0)
Metso total	116.4	83.3	211.8	138.0	408.8	335.0
OPERATING PROFIT (LOSS) BY BUSINESS AREA, % OF NET SALES

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
	%	%	%	%	%	%

Metso Paper	6.3	4.8	5.8	4.7	5.9	5.3
Metso Minerals	13.3	9.4	12.7	9.3	11.8	10.2
Metso Automation	14.0	12.4	12.7	11.5	14.4	13.8
Metso Ventures	3.0	11.0	5.1	5.0	4.0	3.8
Metso total	10.0	8.1	9.4	7.2	9.0	7.9

ORDERS RECEIVED BY BUSINESS AREA

	4-6/	4-6/	1-6/	1-6/	7/2005-	1-12/
	2006	2005	2006	2005	6/2006	2005
(Millions)	EUR	EUR	EUR	EUR	EUR	EUR

Metso Paper	527	564	1,023	918	2,098	1,993
Metso Minerals	620	458	1,301	963	2,274	1,936
Metso Automation	181	145	372	290	662	580
Metso Ventures	84	57	187	158	353	324
Intra Metso orders received	(22)	(21)	(56)	(37)	(107)	(88)
Metso total	1,390	1,203	2,827	2,292	5,280	4,745
QUARTERLY INFORMATION
NET SALES BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2005	2005	2005	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	410	396	510	390	433
Metso Minerals	426	454	517	498	534
Metso Automation	144	148	163	134	140
Metso Ventures	71	63	88	78	84
Intra Metso net sales	(23)	(16)	(24)	(22)	(21)
Metso total	1,028	1,045	1,254	1,078	1,170
OTHER OPERATING INCOME (+) AND EXPENSES (-), NET BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2005	2005	2005	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	(2.7)	0.4	(2.1)	0.4	1.7
Metso Minerals	(2.4)	2.4	2.4	2.2	3.1
Metso Automation	(0.7)	0.4	(0.5)	0.2	0.1
Metso Ventures	3.5	0.0	(0.2)	0.6	0.1
Corporate office and other	4.0	(0.1)	2.4	(1.8)	2.9
Metso total	1.7	3.1	2.0	1.6	7.9

OPERATING PROFIT (LOSS) BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2005	2005	2005	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	19.8	25.7	27.7	20.9	27.2
Metso Minerals	40.2	53.6	52.6	59.9	70.8
Metso Automation	17.9	25.8	23.4	15.3	19.6
Metso Ventures	7.8	(0.5)	4.7	5.7	2.5
Corporate office and other	(2.4)	(9.1)	(6.9)	(6.4)	(3.7)
Metso total	83.3	95.5	101.5	95.4	116.4
CAPITAL EMPLOYED BY BUSINESS AREA

	June 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	293	328	329	239	273
Metso Minerals	780	850	895	921	924
Metso Automation	146	139	125	123	132
Metso Ventures	51	61	78	75	71
Corporate office and other	652	622	653	780	655
Metso total	1,922	2,000	2,080	2,138	2,055

ORDERS RECEIVED BY BUSINESS AREA

	4-6/	7-9/	10-12/	1-3/	4-6/
	2005	2005	2005	2006	2006
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	564	322	753	496	527
Metso Minerals	458	405	568	681	620
Metso Automation	145	140	150	191	181
Metso Ventures	57	66	100	103	84
Intra Metso orders received	(21)	(17)	(34)	(34)	(22)
Metso total	1,203	916	1,537	1,437	1,390
ORDER BACKLOG BY BUSINESS AREA

	June 30, 2005	Sep 30, 2005	Dec 31, 2005	Mar 31, 2006	June 30, 2006
(Millions)	EUR	EUR	EUR	EUR	EUR

Metso Paper	1,082	1,012	1,267	1,372	1,453
Metso Minerals	826	801	852	1,021	1,078
Metso Automation	199	191	179	234	272
Metso Ventures	88	92	104	129	128
Intra Metso order backlog	(38)	(37)	(52)	(64)	(67)
Metso total	2,157	2,059	2,350	2,692	2,864
PERSONNEL BY BUSINESS AREA

	June 30,	Sep 30,	Dec 31,	Mar 31,	June 30,
	2005	2005	2005	2006	2006

Metso Paper	8,637	8,300	8,201	8,233	8,640
Metso Minerals	8,331	8,379	8,521	8,650	8,847
Metso Automation	3,338	3,206	3,169	3,170	3,341
Metso Ventures	1,774	1,755	1,993	2,031	2,054
Corporate office and Shared services	300	301	294	319	339
Metso total	22,380	21,941	22,178	22,403	23,221
Notes to the Interim Review
This Interim Review has been prepared in accordance with IAS 34 ‘Interim Financial Reporting’. Since January 1, 2006, Metso has applied IASB’s ‘Fair value option’

amendment to IAS 39 ‘Financial Instruments: Recognition and Measurement’ published in 2005, which allows the recognition of financial instruments at fair value through profit and loss under certain circumstances. The change has no material impact on Metso’s financial statements. In other respects, the same accounting policies have been applied as in the previous annual financial statements.
In August 2005, IASB issued IFRS 7 ‘Financial Instruments: Disclosures’ which requires the company to disclose information enabling users of its financial statements to evaluate the significance of financial instruments on its financial position and performance. Metso does not expect the new disclosure requirements to have a material impact on its financial statements. Metso will begin to apply IFRS 7 and the related amendments to IAS 1 ‘Presentation of Financial Statements’ from January 1, 2007.
Shares traded on the Helsinki and New York Stock Exchanges
The Helsinki Stock Exchange traded 135 million Metso Corporation shares in January-June 2006, equivalent to a turnover of EUR 3,932 million. The share price on June 30, 2006 was EUR 28.37. The highest quotation was EUR 34.95 and the lowest EUR 23.21.
The New York Stock Exchange traded 3 million Metso ADRs (American Depository Receipts), equivalent to a turnover of USD 116 million. The price of an ADR on June 30, 2006 was USD 36.17. The highest quotation was USD 43.92 and the lowest USD 27.84.
Disclosures of changes in holdings
The following is a brief account of shareholders’ disclosures, received by Metso, of changes in holdings in the company.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,197,701 Metso shares/ADRs on January 9, 2006, corresponding to 5.08 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 9, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.02 percent of the share capital and 4.48 percent of the voting rights of Metso Corporation on January 10, 2006.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.96 percent of the share capital and 4.42 percent of the voting rights of Metso Corporation on January 11, 2006.
J.P. Morgan Chase & Co. announced that the funds they managed held 7,055,242 Metso shares/ADRs on January 19, 2006, corresponding to 4.98 percent of the paid up share capital of Metso Corporation.
Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 5.15 percent of the share capital and 4.40 percent of the voting rights of Metso Corporation on February 7, 2006.

Deutsche Bank AG announced that, together with its subsidiary companies, it was in possession of 4.79 percent of the share capital and 4.06 percent of the voting rights of Metso Corporation on February 21, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 4.98 percent of the share capital and voting rights of Metso Corporation on March 16, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.11 percent of the share capital and voting rights of Metso Corporation on March 20, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 3.98 percent of the share capital and voting rights of Metso Corporation on March 29, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 5.12 percent of the share capital and voting rights of Metso Corporation on April 21, 2006.
Fidelity International Limited announced that, together with its subsidiary companies, it owned 4.84 percent of the share capital and voting rights of Metso Corporation on May 26, 2006.
Metso is a global engineering and technology corporation with 2005 net sales of approximately EUR 4.2 billion. Its 22,000 employees in more than 50 countries serve customers in the pulp and paper industry, rock and minerals processing, the energy industry and selected other industries.
www.metso.com
Metso Corporation’s Interim Review for January- September 2006 will be published on October 25, 2006.
For further information, please contact:
Jorma Eloranta, President and CEO, Metso Corporation, tel. +358 204 84 3000
Olli Vaartimo, Executive Vice President and CFO, Metso Corporation, tel. +358 204 84 3010
Johanna Sintonen, Vice President, Investor Relations, Metso Corporation, tel. +358 204 84 3253
or
USA: Mike Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc., tel. +1 770 246 7237.
It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding expectations for general economic development and the market situation, expectations for customer industry profitability and investment willingness, expectations for company growth, development and profitability and the realization of synergy benefits and cost savings, and statements preceded by “expects”, “estimates”, “forecasts” or similar expressions, are forward-looking statements. These statements are based on current decisions and plans and currently known factors. They involve risks and uncertainties which may cause the actual results to materially differ from the results currently expected by the company.

Such factors include, but are not limited to:
(1) general economic conditions, including fluctuations in exchange rates and interest levels which influence the operating environment and profitability of customers and thereby the orders received by the company and their margins
(2) the competitive situation, especially significant technological solutions developed by competitors
(3) the company’s own operating conditions, such as the success of production, product development and project management and their continuous development and improvement
(4) the success of pending and future acquisitions and restructuring.